T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership

          Amended and Restated Agreement of Limited Partnership


                    Section 8.2. Capital Contribution Upon Dissolution. Each Partner shall look solely to the assets of the Partnership for all distributions with respect to the Partnership and the return of his Capital Contribution and shall have no recourse (upon dissolution or otherwise) against any General Partner or any Limited Partner; provided, however, in the event that, immediately following the liquidation of the Partnership's assets referred to in Section 8.3 and the allocation of all Profits and Losses for tax purposes of the Partnership from such liquidation and all other sources for all periods, the General Partner would have a deficiency in its Capital Account as determined in accordance with tax accounting principles after all of the assets of the Partnership were distributed following the liquidation, then the General Partner shall contribute cash to the capital of the Partnership in an amount equal to whichever is the lesser of
          (a) such deficiency in  the General Partner's Capital Account  or
          (b) the excess of 1.01% of the Capital Contributions over the capital previously contributed by the General Partner. Such contribution shall be made no later than the end of the Partnership's taxable year in which the liquidation occurs or, if later, within 90 days after the date of such liquidation.